Liquidity Rider	In this rider “we,” “our” and “us” mean AXA Equitable Life Insurance Company. “You” and “your” mean the owner of the policy.

Effective Date of this Rider. This rider is effective on the Register Date of the policy. This rider is made part of the policy and applies in lieu of any policy provisions to the contrary.

This Rider’s Benefit. This rider modifies the Cash Surrender Value of the policy as described in items 1. and 2. below, if you give up the policy for its Net Cash Surrender Value.

1.	We will reduce the surrender charge described in the “Table of Surrender Charges for the Initial Base Policy Face Amount” by the Surrender Charge Reduction Percentage shown in the “Policy Information” section of the policy if you give up the policy for its Net Cash Surrender Value.

This reduction of surrender charges does not apply to proportionate surrender charges resulting from a face amount decrease.

2.	We will refund to you a percentage of: (a) the cumulative deductions from premium payments described in the “Table of Maximum Deductions from Premium Payments” and (b) the cumulative monthly administrative charges described in the “Table of Maximum Monthly Deductions from Your Policy Account” if you give up the policy for its Net Cash Surrender Value. The Refund Percentage relating to each of items (a) and (b) are shown in the “Policy Information” section of the policy. Any amounts described in items (a) and (b) will only be included in determining the refunded amount to the extent that such amounts have been deducted. Any amounts not deducted as a result of any provision, feature, or rider of this policy will not be included in determining the refunded amount.

Items 1. and 2. stated above will not apply if this policy is being exchanged or replaced with another life insurance policy or annuity contract on the insured person(s); such exchange or replacement includes (but is not limited to) any transaction qualifying for income tax free exchange treatment under section 1035 of the Internal Revenue Code or any similar or successor provision of such code.

Any refund amount that would be applicable upon a complete policy surrender will be included with the amount in your Policy Account to determine the death benefit, if it becomes payable and is calculated as a percentage of the amount in the Policy Account.

Maximum Benefit Amount. The maximum amount payable upon a complete surrender of the policy while this rider is in force will not exceed the Maximum Liquidity Rider Benefit Amount, if any, shown in the “Policy Information” section of the policy.

Any amount payable will be further reduced by the amount of any outstanding policy loan and accrued loan interest.

Policy Loans, Partial Withdrawals, and Grace Period. Amounts available under the policy for policy loans, partial withdrawals, and to cover monthly deductions, are not increased by this rider.

Base Policy Face Amount Increases. Base policy face amount increases will not be permitted while this rider is in force.

The Cost of This Rider. We may change the charge for this rider but it will never be more than the maximum shown in the “Table of Maximum Monthly Deductions from Your Policy Account” in the “Policy Information” section of the policy. Any such change will be subject to the “Changes in Policy Cost Factors” provision of the policy.

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When This Rider Will Terminate. This rider will terminate on the earliest of the following dates:

1.	At the end of the Liquidity Rider Period shown in the “Policy Information” section of the policy;

2.	On the date the policy ends without value at the end of a Grace Period or otherwise terminates;

3.	On the date a new insured person is substituted for the original insured person under the terms of any Substitution of Insured Rider;

4.	The effective date of the election of any Paid Up No Lapse Guarantee; and

5.	The date the policy goes on any Loan Extension.

You may also request termination of this rider at any time after the first policy year. The effective date of termination in this case will be the beginning of the policy month that coincides with or next follows the date we receive your request. However, if this rider is terminated at your request it may not be restored.

General. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

AXA EQUITABLE LIFE INSURANCE COMPANY

Mark Pearson, Chairman of the Board	Karen Field Hazin, Vice President,
and Chief Executive Officer	Secretary and Associate General Counsel

ICC15-R15-230